Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
August 29, 2018
Via EDGAR
Ms. Alison T. White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14 pursuant to the Securities Act of 1933
Registration No. 333-226033
Dear Ms. White:
The Registrant filed a response on August 10, 2018 to the Staff’s comments that were communicated on July 23, 2018, and the Registrant made related changes in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Value Fund (“LCV”) into the Equity Income Fund (“Equity Income”) (the “Reorganization”). On behalf of the Registrant, this letter revises Comment 25 in the August 10 response, as you requested by telephone on August 20, 2018.
Comment. In the section titled REDEMPTION OF FUND SHARES, please revise the following sentence to tie it to the date of the request: “Your redemption proceeds will generally be sent on the next business day (a day when the NYSE is open for normal business).” (See Form N-1A Item 11(c)(7)).
Response: In response to the comment, the Registrant revised the disclosure as follows:
Your redemption proceeds will generally be sent on the next business day (a day when the NYSE is open for normal business) following the date your request is received and accepted in proper and complete form.
If you have questions, please call me at 515-235-1209.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant